SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 18, 2011	By	/S/ S. J. Cheng
Name: S. J. Cheng
Title: Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 Chesha_gibbons@chipmos.com

David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2011 RESULTS

Company Reports Increased Revenue and Margins, while also Significantly Lowering Capital

Expenditures and Paying Down US$84.6 Million in Debt

Hsinchu, Taiwan, August 18, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2011. All U.S. dollar figures in this release are based on the exchange rate of NT$28.79 against US$1.00 as of June 30, 2011.

Net revenue on a US GAAP basis for the second quarter of 2011 was NT$4,671.0 million or US$162.2 million, an increase of 4.5% from NT$4,469.6 million or US$155.2 million in the first quarter of 2011 and an increase of 3.8% from NT$4,498.4 million or US$156.2 million for the second quarter 2010.

Net loss on a US GAAP basis for the second quarter of 2011 was NT$4.1 million or US$0.1 million, and NT$0.15 or US$0.01 per basic and diluted common share, compared to net loss of NT$118.7 million or US$4.1 million, and NT$4.61 or US$0.16 per basic and diluted common share, for the first quarter of 2011 and a net loss of NT$49.7 million or US$1.7 million, and NT$2.05 or US$0.07 per basic and diluted common share for the second quarter of 2010.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2011 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “This was a very good quarter for us and underscores the core strength of our operations. The ongoing diversification of our customer base and target markets helped to minimize the impact of current volatility being experienced by many in our industry. We achieved revenue growth of 4.5% compared to the first quarter, with a further improvement in gross margin to 10.3% in Q2 2011, up from 7.6% in Q1 2011 and 5.2% in Q2 2010. Growth in our testing and assembly services for flash and mixed-signal products as well as our LCDD driver business, including gold bumping, was led by increased demand in mobile touch devices, including tablet computers and smartphones.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “While we are pleased with our financial performance during the quarter, we remain focused on further optimizing the efficiencies of our operations in order to best accommodate customer capacity demands and to regain our profitability. As such, we achieved further improvements in our gross margin, and see additional room for improvement over the longer-term as we work to return to higher, more normal corporate levels. Of note, our blended utilization remained strong at 77%, with only slight movement in the contribution on a segment basis. We reduced capital expenditures 41% in Q2 2011 to US$17.0 million compared to Q1 2011, with the majority spent on growth areas, including LCDD and 12-inch wafer gold bumping capacity. Importantly, we made substantial progress on our debt reduction target, with a US$84.6 million reduction in total debt in the second quarter of 2011, on top of the US$31 million in the first quarter of 2011. We exited the quarter with a strong balance of cash and cash equivalents at US$176.7 million as of June 30, 2011.”

Selected Operation Data

	2Q11		1Q11
Revenue by segment
Testing		33%		34%
Assembly		32%		32%
LCD Driver		35%		34%

Utilization by segment
Testing		62%		62%
Assembly		81%		82%
LCD Driver		87%		88%
Overall		77%		77%

CapEx	US$	17.0 million	US$	28.6 million
Testing		17%		12%
Assembly		13%		13%
LCD Driver		70%		75%

Depreciation and amortization expenses (US GAAP)	US$	48.7 million	US$	50.1 million

Third Quarter 2011 Outlook

Looking into the third quarter, the Company currently expects revenue to be flat-to-down in the single digits as compared to the second quarter of 2011, while maintaining gross margin on a consolidated basis in the range of 4.0% to 9.0%.

Mr. Cheng continued, “We entered the third quarter with a conservative outlook based on softening near-term demand trends consistent with the broader semiconductor industry. Overall, we expect the demand stability in our LCD driver business will partially offset anticipated macro weakness in the niche/mobile DRAM, flash and mixed-signal segments from inventory adjustment. Revenue contribution from our 12-inch wafer gold bumping and LCDD turnkey business will begin in Q4 2011. Importantly, we remain confident in our business prospects over the longer-term and expect our ongoing cost reduction efforts will allow us to improve our gross margin levels by offsetting increased material costs over time.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2011 results on Thursday, August 18, 2011 at 8:00AM ET (8:00PM, August 18, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 376016.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2011 and Jun. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	162.2	155.2	156.2	162.2	155.2	156.2
Cost of Revenue	145.1	143.0	147.6	145.6	143.5	148.1

Gross Profit (Loss)	17.1	12.2	8.6	16.6	11.7	8.1

Other Operating Income	—	—	—	1.8	0.6	22.7
Operating Expenses
Research and Development	3.6	3.6	3.7	3.6	3.6	3.7
Sales and Marketing	0.6	0.5	0.8	0.6	0.5	0.8
General and Administrative	6.2	5.2	6.3	5.9	4.9	6.3
Other Operating Expenses	—	—	—	0.2	0.3	0.1

Total Operating Expenses	10.4	9.3	10.8	10.3	9.3	10.9

Income (Loss) from Operations	6.7	2.9	(2.2)	8.1	3.0	19.9

Non-Operating Income (Expenses), Net	(4.3)	(6.6)	4.4	(5.7)	(6.9)	(18.2)

Income (Loss) before Income Tax	2.4	(3.7)	2.2	2.4	(3.9)	1.7

Income Tax Benefit (Expense)	(3.3)	0.4	(0.5)	(3.3)	0.5	(0.4)

Net Income (Loss)	(0.9)	(3.3)	1.7	(0.9)	(3.4)	1.3

Add: Net Loss (Income) Attributable to Noncontrolling Interests	0.7	(0.8)	(3.1)	0.8	(0.7)	(3.0)

Net Income (Loss) Attributable to ChipMOS	(0.2)	(4.1)	(1.4)	(0.1)	(4.1)	(1.7)

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	(0.01)	(0.16)	(0.06)	(0.01)	(0.16)	(0.07)

Shares Outstanding (in thousands)-Basic(2)	26,760	25,748	24,225	26,760	25,748	24,225

Net Income (Loss) Attributable to ChipMOS - Diluted	(0.2)	(4.1)	(1.4)	(0.1)	(4.1)	(1.7)

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	(0.01)	(0.16)	(0.06)	(0.01)	(0.16)	(0.07)

Shares Outstanding (in thousands)-Diluted(2)	26,760	25,748	24,225	26,760	25,748	24,225

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$28.79 against US$1.00 as of Jun. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The outstanding shares for the three months ended Jun. 30, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2011 and Jun. 30, 2010

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,671.0	4,469.6	4,498.4	4,671.0	4,469.6	4,498.4
Cost of Revenue	4,178.2	4,118.4	4,249.9	4,191.1	4,132.1	4,263.3

Gross Profit (Loss)	492.8	351.2	248.5	479.9	337.5	235.1

Other Operating Income	—	—	—	52.7	16.5	652.1
Operating Expenses
Research and Development	105.3	103.4	107.8	105.3	103.4	107.8
Sales and Marketing	17.1	15.8	21.9	17.1	15.8	21.9
General and Administrative	177.6	149.6	180.2	171.3	140.9	181.2
Other Operating Expenses	—	—	—	7.3	9.8	3.4

Total Operating Expenses	300.0	268.8	309.9	301.0	269.9	314.3

Income (Loss) from Operations	192.8	82.4	(61.4)	231.6	84.1	572.9

Non-Operating Income (Expenses), Net	(123.0)	(190.2)	125.5	(165.0)	(197.4)	(523.7)

Income (Loss) before Income Tax	69.8	(107.8)	64.1	66.6	(113.3)	49.2

Income Tax Benefit (Expense)	(95.9)	12.3	(13.0)	(94.3)	14.7	(11.1)

Net Income (Loss)	(26.1)	(95.5)	51.1	(27.7)	(98.6)	38.1

Add: Net Loss (Income) Attributable to Noncontrolling Interests	20.7	(23.6)	(90.1)	23.6	(20.1)	(87.8)

Net Income (Loss) Attributable to ChipMOS	(5.4)	(119.1)	(39.0)	(4.1)	(118.7)	(49.7)

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	(0.20)	(4.63)	(1.61)	(0.15)	(4.61)	(2.05)

Shares Outstanding (in thousands)-Basic(1)	26,760	25,748	24,225	26,760	25,748	24,225

Net Income (Loss) Attributable to ChipMOS - Diluted	(5.4)	(119.1)	(39.0)	(4.1)	(118.7)	(49.7)

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	(0.20)	(4.63)	(1.61)	(0.15)	(4.61)	(2.05)

Shares Outstanding (in thousands)-Diluted(1)	26,760	25,748	24,225	26,760	25,748	24,225

Note:

(1)	The outstanding shares for the three months ended Jun. 30, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Jun. 30, Mar. 31, 2011 and Jun. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Jun. 30, 2011 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Jun. 30, 2011	Mar. 31, 2011	Jun. 30, 2010
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	(0.1)	(4.1)	(1.7)
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(0.1)	(4.1)	(1.7)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(0.2)	2.1	8.8
Amortization of discount on convertible notes(3)	0.0	0.1	0.1

Total Special Items	(0.2)	2.2	8.9

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS - Basic	(0.3)	(1.9)	7.2

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS - Diluted	(0.3)	(1.9)	7.2

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Basic	(0.01)	(0.16)	(0.07)

Adjustment for special items	(0.00)	0.08	0.37

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Basic	(0.01)	(0.08)	0.30

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	(0.01)	(0.16)	(0.07)

Adjustment for special items	(0.00)	0.08	0.37

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	(0.01)	(0.08)	0.30

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$28.79 against US$1.00 as of Jun. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Jun. 30, Mar. 31, 2011 and Jun. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2011	Mar. 31, 2011	Jun. 30, 2010
Net Revenue	162.2	155.2	156.2
Cost of Revenue	145.6	143.5	148.1

Gross Profit (Loss)	16.6	11.7	8.1

Other Operating Incomes	1.8	0.6	22.7
Operating Expenses
Research and Development	3.6	3.6	3.7
Sales and Marketing	0.6	0.5	0.8
General and Administrative	5.9	4.9	6.3
Other Operating Expenses	0.2	0.3	0.1

Total Operating Expenses	10.3	9.3	10.9

Income (Loss) from Operations	8.1	3.0	19.9

Non-Operating Income (Expenses), Net(2)	(5.9)	(4.7)	(9.3)

Income (Loss) before Income Tax(2)	2.2	(1.7)	10.6

Income Tax Benefit (Expense)	(3.3)	0.5	(0.4)

Net Income (Loss)(2)	(1.1)	(1.2)	10.2

Add: Net Loss (Income) Attributable to Noncontrolling Interests	0.8	(0.7)	(3.0)

Net Income (Loss) Attributable to ChipMOS - Basic (2)	(0.3)	(1.9)	7.2

Earnings (Loss) Per Share Attributable to ChipMOS - Basic(2)	(0.01)	(0.08)	0.30

Shares Outstanding (in thousands) - Basic(3)	26,760	25,748	24,225

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	(0.3)	(1.9)	7.2

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted(2)	(0.01)	(0.08)	0.30

Shares Outstanding (in thousands) - Diluted(3)	26,760	25,748	24,225

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$28.79 against US$1.00 as of Jun. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash gain for changes in the fair value of the embedded derivative liabilities of NT$4.8 million or US$0.2 million and amortization of discount on convertible notes of NT$0.2 million or US$0.01 million for the three months ended Jun. 30, 2011, non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$62.0 million or US$2.1 million and amortization of discount on convertible notes of NT$1.1 million or US$0.1 million for the three months ended Mar. 31, 2011, and non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$254.4 million or US$8.8 million and amortization of discount on convertible notes of NT$2.8 million or US$0.1 million for the three months ended Jun. 30, 2010. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.
(3)	The outstanding shares for the three months ended Jun. 30, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2011 and Jun. 30, 2010

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	176.7	198.3	171.2	176.7	198.3	171.2
Financial Assets at Fair Value Through Profit or Loss	—	—	4.7	—	—	4.7
Accounts and Notes Receivable	121.2	115.4	122.3	121.2	115.4	122.3
Inventories	56.7	44.5	36.8	56.8	44.6	36.9
Other Current Assets	41.4	70.0	45.8	41.1	69.8	45.6

Total Current Assets	396.0	428.2	380.8	395.8	428.1	380.7

Long-Term Investments	0.4	0.4	0.7	0.4	0.4	0.7

Property, Plant & Equipment-Net	542.3	580.2	669.7	529.4	567.6	658.5
Intangible Assets	3.3	3.3	3.6	3.3	3.3	3.6
Other Assets	45.1	41.0	36.4	47.8	43.6	38.6

Total Assets	987.1	1,053.1	1,091.2	976.7	1,043.0	1,082.1

LIABILITIES
Current Liabilities
Short-Term Loans	33.5	37.2	85.9	33.5	37.2	85.9
Current Portion of Long-Term Debts	147.8	152.3	124.7	147.8	152.3	124.7
Accounts Payable and Payables to Contractors and Equipment Suppliers	45.8	30.2	42.8	45.8	30.2	42.8
Current Portion of Long-Term Lease Payable	28.0	29.2	27.4	28.0	29.2	27.4
Other Current Liabilities	64.7	63.2	58.4	64.7	63.2	58.4

Total Current Liabilities	319.8	312.1	339.2	319.8	312.1	339.2
Long-Term Liabilities
Long-Term Debts	144.5	213.6	283.2	144.5	213.6	283.2
Long-Term Lease Payable	9.1	15.2	37.0	9.1	15.2	37.0
Other Liabilities	3.3	3.4	3.7	16.9	17.0	13.5

Total Liabilities	476.7	544.3	663.1	490.3	557.9	672.9

EQUITY
Shareholders’ Equity
Capital Stock	1.4	1.3	1.2	1.4	1.3	1.2
Deferred Compensation	(0.0)	(0.1)	(0.1)	—	—	(0.1)
Capital Surplus	533.4	525.7	486.0	522.9	515.4	476.6
Retained Earnings (Accumulated Losses)	(135.5)	(135.2)	(179.7)	(135.0)	(134.7)	(179.2)
Treasury Stock	(38.7)	(38.7)	(3.6)	(38.7)	(38.7)	(3.6)
Cumulated Translation Adjustments	11.7	12.2	14.5	11.7	12.2	14.5
Unrecognized Pension Cost	—	—	—	(9.2)	(9.2)	(7.7)

Total Shareholders’ Equity	372.3	365.2	318.3	353.1	346.3	301.7

Noncontrolling Interests	138.1	143.6	109.8	133.3	138.8	107.5

Total Equity	510.4	508.8	428.1	486.4	485.1	409.2

Total Liabilities & Equity	987.1	1,053.1	1,091.2	976.7	1,043.0	1,082.1

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$28.79 against US$1.00 as of Jun. 30, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2011, and Jun. 30, 2010

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)	Jun. 30, 2011 (Unaudited)	Mar. 31, 2011 (Unaudited)	Jun. 30, 2010 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	5,088.5	5,707.8	4,928.5	5,088.5	5,707.8	4,928.5
Financial Assets at Fair Value Through Profit or Loss	—	—	135.8	—	—	135.8
Accounts and Notes Receivable	3,490.2	3,323.4	3,519.7	3,490.2	3,323.4	3,519.7
Inventories	1,632.7	1,282.2	1,060.0	1,633.9	1,283.1	1,061.0
Other Current Assets	1,190.6	2,014.9	1,319.5	1,184.4	2,008.7	1,313.3

Total Current Assets	11,402.0	12,328.3	10,963.5	11,397.0	12,323.0	10,958.3

Long-Term Investments	10.5	10.5	20.0	10.5	10.5	20.0

Property, Plant & Equipment-Net	15,614.1	16,704.8	19,279.9	15,242.3	16,342.4	18,958.2
Intangible Assets	94.1	95.6	102.7	94.1	95.6	102.7
Other Assets	1,299.2	1,179.4	1,048.7	1,376.1	1,255.4	1,112.3

Total Assets	28,419.9	30,318.6	31,414.8	28,120.0	30,026.9	31,151.5

LIABILITIES
Current Liabilities
Short-Term Loans	963.7	1,070.6	2,473.9	963.7	1,070.6	2,473.9
Current Portion of Long-Term Debts	4,255.9	4,386.1	3,590.2	4,255.9	4,386.1	3,590.2
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,318.7	869.8	1,232.1	1,318.7	869.8	1,232.1
Current Portion of Long-Term Lease Payable	804.9	839.3	788.0	804.9	839.3	788.0
Other Current Liabilities	1,863.1	1,819.2	1,681.6	1,863.1	1,819.2	1,681.6

Total Current Liabilities	9,206.3	8,985.0	9,765.8	9,206.3	8,985.0	9,765.8
Long-Term Liabilities
Long-Term Debts	4,161.6	6,149.1	8,154.2	4,161.6	6,149.1	8,154.2
Long-Term Lease Payable	260.6	437.3	1,065.5	260.6	437.3	1,065.5
Other Liabilities	95.9	98.5	105.5	486.6	489.4	383.9

Total Liabilities	13,724.4	15,669.9	19,091.0	14,115.1	16,060.8	19,369.4

EQUITY
Shareholders’ Equity
Capital Stock	39.0	38.1	35.7	39.0	38.1	35.7
Deferred Compensation	(0.4)	(1.0)	(4.0)	—	—	(3.2)
Capital Surplus	15,356.5	15,134.3	13,990.7	15,055.0	14,838.5	13,721.1
Retained Earnings (Accumulated Losses)	(3,896.8)	(3,891.4)	(5,174.9)	(3,883.1)	(3,878.9)	(5,158.0)
Treasury Stock	(1,115.0)	(1,115.0)	(103.5)	(1,115.0)	(1,115.0)	(103.5)
Cumulated Translation Adjustments	337.2	350.1	418.7	337.2	350.1	418.7
Unrecognized Pension Cost	—	—	—	(265.0)	(265.0)	(222.0)

Total Shareholders’ Equity	10,720.5	10,515.1	9,162.7	10,168.1	9,967.8	8,688.8

Noncontrolling Interests	3,975.0	4,133.6	3,161.1	3,836.8	3,998.3	3,093.3

Total Equity	14,695.5	14,648.7	12,323.8	14,004.9	13,966.1	11,782.1

Total Liabilities & Equity	28,419.9	30,318.6	31,414.8	28,120.0	30,026.9	31,151.5